CWS Investments, Inc.	Offering Circular
File No. 024-11857

CWS Investments, Inc.

POST QUALIFICATION AMENDMENT NO. 6 DATED APRIL 22, 2024

TO THE OFFERING CIRCULAR DATED JULY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of CWS Investments, Inc. (the “Company,” “we”, “our”, or “us”), dated July 13, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 13, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This supplement’s purpose is to clarify and disclose reduced or no-selling commission discounts for Series A Units purchased by certain persons, in keeping with practices already implemented for other classes of Units.

Reduced or No Selling Commission Discounts (“Discounts”) for Series A Units Purchased by Certain Persons

As is our practice with the Company’s other classes of Units, We want to explicitly clarify that we may pay reduced or no selling commissions, managing broker-dealer fees, and/or wholesaling fees in connection with the sale of Series A Units in this offering to Investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. We may agree with Investors to reduce the amount of selling commissions payable with respect to the purchase of their shares down to zero:

(i)	If the investor has engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice, or

(ii)	If the investor is investing through a bank trust account, the investor has delegated the decision-making authority for investments made through the account to a bank trust department.

(iii)	If the Company otherwise believes it is in the best interest of furthering the stated goals of the Offering Circular, so long as such Discounts do not disproportionately economically disadvantage other Series A Unit Investors who otherwise qualify above.

Please remember that the Company’s Bylaws are the controlling document for all communications, supplements, and amendments to the Offering Circular, and any perceived conflicts in language or representation shall be resolved in favor of what is set out in the Bylaws.

The net proceeds to the Company will not be affected by reducing commissions payable in connection with such sales. Neither the dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in the shares offered hereby.